Issuer Free Writing Prospectus dated April 29, 2014

Relating to Preliminary Prospectus dated April 22, 2014

Filed Pursuant to Rule 433

Registration No. 333-194550

K2M GROUP HOLDINGS, INC.

RECENT DEVELOPMENTS

For the fiscal quarter ended March 31, 2014, we estimate that our revenue will range from $41.5 million to $42.5 million, an increase of 19.7% assuming the midpoint of the range when compared with $35.1 million in the fiscal quarter ended March 31, 2013. Approximately 55% of the estimated increase in revenue is due to greater sales volume in the United States due to continued expansion of our customer base and changes in product mix. The remaining increase in revenue is due to growth in our direct markets outside of the United States, such as the United Kingdom and Ireland and our distributor markets in Australia and Scandinavia. We estimate that our net loss will be between $14.6 million and $15.4 million for the fiscal quarter ended March 31, 2014, compared with a loss of $10.9 million in the fiscal quarter ended March 31, 2013. The increase in net loss is primarily due to higher cost of revenue driven by changes in the mix of U.S. and international revenue, higher selling expenses driven by increased sales volume and increased compensation costs related to the expansion of our global sales force, and a reduced benefit from income taxes due to higher valuation allowance requirements on deferred tax assets.

The financial data presented above is preliminary, based upon our estimates and is subject to revision based upon our financial closing procedures and the completion of our financial statements. Our actual results may be materially different from our estimate. In addition, these estimated results are not necessarily indicative of our results for the full fiscal year or any future period. The preliminary financial data included in this free writing prospectus has been prepared by, and is the responsibility of, management. Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

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To review the Preliminary Prospectus, click the following link on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1499807/000119312514151899/d640289ds1a.htm

We have filed a Registration Statement (including a preliminary prospectus) with SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus related to the offering may also be obtained from the issuer, any underwriter or any dealer participating in the offering if you request it from Piper Jaffray & Co., Attention: Equity Capital Markets, 800 Nicollet Mall, J12S03, Minneapolis, MN, 55402, via telephone at 800-747-3924 or email at prospectus@pjc.com; Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, via telephone at 888-603-5847 or email at Barclaysprospectus@broadridge.com; and Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY, 10152, via telephone at 800-326-5897 or email at cmclientsupport@wellsfargo.com.